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SEC FILE NUMBER
8 - 48723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Ave., Suite 800
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Bush (512)-609-1700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

12301 Research Blvd., Bldg. V, Suite 160 (Address) Austin (City) Texas (State) 78759 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Fred Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Alliance Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO - FINOP

Title

AMBERLY HUNTLEY
MY COMMISSION EXPIRES
November 2, 2018

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Alliance Securities, LLC

Financial Statements and Supplemental Schedule

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2016

PMB Helin Donovan

NATIONAL ALLIANCE SECURITIES, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2016

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Members of
National Alliance Securities, LLC

We have audited the accompanying balance sheet of National Alliance Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (the "Supplemental Schedule") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Current assets		
Cash and cash equivalents	$	3,171,316
Cash segregated under federal regulations		610
Certificate of deposit		65,512
Receivable from clearing broker-dealers		138,939
Accounts receivable-other		148,234
Debt securities, at fair value		37,295,816
Debt securities purchased under agreements to resell		10,068,601
Trading deposit		8,651,687
Clearing deposits		350,052
Property and equipment, net of accumulated depreciation of $247,474		91,897
Other assets		394,648
Total assets	$	60,377,312
Liabilities and Members' Capital		
Current liabilities		
Accounts payable and accrued expenses	$	198,684
Accrued compensation payable		890,290
State income tax payable		49,500
Debt securities sold, not yet purchased		17,818,903
Debt securities sold under agreements to repurchase		8,901,007
Payable to clearing broker-dealer		22,962,405
Total liabilities		50,820,789
Members' capital		9,556,523
Total liabilities and members' capital	$	60,377,312

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Trading profits, net of trading interest expense of $661,046	$	4,956,657
Securities commissions		8,350,078
Other income		43,854
Interest		1,738,503
Total revenues		15,089,092
Operating expenses:		
Compensation and related costs		9,517,997
News and quotes		1,837,085
Clearing and execution costs		955,752
Dues and subscriptions		378,837
Occupancy and equipment		427,896
Professional fees		239,578
Travel and entertainment		207,584
Communications		181,342
Regulatory fees		110,934
Other expenses		134,209
Depreciation		40,510
Total operating expenses		14,031,724
Net income before income taxes		1,057,369
Provision for taxes		130,567
Net Income	$	926,802

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2016

	Members' Units		Members' Capital
Balance at December 31, 2015	11,406,244	$	8,892,514
Members' capital contributions	1,397,697		1,023,678
Members' capital reductions	(729,702)		(502,996)
Members' distribution	-		(783,475)
Net Income	-		926,802
Balance at December 31, 2016	12,074,239	$	9,556,523

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net Income	$	926,802
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		40,510
Change in assets and liabilities:		
Cash segregated under federal regulations		34,579
Receivable from clearing broker-dealers		622,737
Accounts receivable - other		(1,594)
Debt securities, at fair value		8,389,917
Debt securities purchased under agreements to resell		12,440,091
Trading deposits		(1,251,739)
Other assets		(194,392)
Accounts payable and accrued expenses		(21,162)
Accrued compensation payable		424,539
State income taxes payable		45,500
Debt securities sold, not yet purchased		(11,464,133)
Debt securities sold under agreements to repurchase		(7,525,535)
Payable to clearing broker-dealer		142,844
Net cash provided by operating activities		2,608,964
Investing Activities		
Purchase of property and equipment		(63,891)
Net cash used in investing activities		(63,891)
Financing Activities		
Members' capital contributions		1,023,678
Members' capital reductions		(502,996)
Distribution to members		(783,475)
Net cash used in financing activities		(262,793)
Net cash increase for year		2,282,280
Cash and cash equivalents at beginning of year		889,036
Cash and cash equivalents at end of year	$	3,171,316
Supplemental disclosures of cash flow information:		
Interest paid	$	661,046
Income taxes paid-states	$	18,050

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

National Alliance Securities, LLC (Company), formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP". Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Collateralized Financing Agreements

Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues. The related expenses are also recorded on a trade date basis. Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

The Company is a limited liability company and is taxed at the member level rather than at the corporate level for federal income tax purposes. Therefore, there is no provision for federal income taxes.

During 2015, the members of the Company reinstated a distribution policy to to pay member taxes on the taxable income of the Company. Under the policy, distributions are to be made on a quarterly basis in an amount equal to 50% of profits earned. During 2016 the Company distributed $783,475 of cash to its members which includes a January 2016 distribution totaling $336,482 of cash to its members for profit earned during the fiscal 2015 fourth quarter.

The Company is subject to various state taxes, primarily the Texas Franchise tax, and also California, Connecticut, Florida, New York and North Carolina.

The Company is required to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The Company has reviewed all open tax years and concluded that there are no unrecognized tax benefits that would have a material impact on the Company's financial position. As of December 31, 2016, open federal tax years include the tax years ended December 31, 2013 through December 31, 2015.

<u>Recent Accounting Pronouncements</u>

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and some cost guidance included in ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts". The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of our financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. ASU 2014-09 will be effective for the Company beginning in fiscal 2018; however, a delay in the effective date is currently being considered by the FASB, which the Company expects will result in at least a one year deferral. The FASB may also permit companies to adopt ASU 2014-09 early, but not before the original public company effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the impact that the adoption of ASU 2014-09 may have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Fair value is model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under Agreements to Resell	$ -	$ 10,068,601	$ -	$ 10,068,601
Debt Securities Owned	-	37,295,816	-	37,295,816
Totals	$ -	$ 47,364,417	$ -	$ 47,364,417
Liabilities				
Debt Securities Sold Under Agreements to Repurchase	$ -	$ 8,901,007	$ -	$ 8,901,007
Debt Securities Sold, Not Yet Purchased	-	17,818,903	-	17,818,903
Totals	$ -	$ 26,719,910	$ -	$ 26,719,910

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2016, the Company recognized no transfers to and from level 1 and level 2. There were no level 3 investments held by the Company during 2016.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, Hilltop Securities (HT), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with HT in the amount of $8,651,687 at December 31, 2016. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a payable to HT of $22,962,405 at December 31, 2016. The payable balance fluctuates on a daily basis as the Company purchases and sells securities through HT for its own account. Interest is calculated daily (2.15% at December 31, 2016), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities owned are held by HT as collateral.

During 2013, the Company entered into a clearing agreement with ConvergEx Execution Solutions LLC (ConvergEx) to provide execution and custody of customer equity based transactions. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000.

During 2013, the Company entered into a clearing agreement with G-Trade Services LLC (G-Trade) to provide execution and custody of customer international equity based transactions. The Company did not execute any international equity based transactions during 2016.

Note 5 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were eight reverse repurchase transactions outstanding at December 31, 2016 with a total contracted repurchase amount of $10,084,747. The fair value of debt securities received as collateral under agreements to resell totaled $10,002,592. The collateral deficit of $32,695 is recorded as an other deduction in the computation of net capital. The Company is permitted to and sold the securities held as collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (0.15% to 0.25% at December 31, 2016), based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 6 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were twenty-two repurchase transactions outstanding at December 31, 2016 with a total contracted repurchase liability of $8,901,007 The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $9,121,053. The Company has recorded a repo deficit deduction of $98,619 in the computation of net capital. In the event the collateral value decreases, additional collateral would be required.

Interest varies on each repurchase transaction, is calculated daily (1.0% to 1.25% at December 31, 2016), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $4,924,546 which was $4,674,546 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1 at December 31, 2016.

Note 8 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2016, the Company made no matching or profit sharing contribution. The Company incurred $5,038 in expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations.

Note 9 - Commitments and Contingencies

Operating Leases
The Company leases branch office facilities in New York, NY, Austin, TX, Chicago, IL, Santa Monica, Ca, Houston, TX and Sugarland, TX, under non-cancellable operating lease agreements expiring at various times from 2016 through 2024. Rent expense for the year totaled $426,533 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Future minimum lease commitments for each of the years ending December 31 are as follows:

2017	$	613,625
2018		346,438
2019		370,711
2020		294,637
2021 and thereafter		413,690
Total	$	2,039,101

Contingencies
The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

In January 2015, a FINRA arbitration was filed by another broker-dealer against the Company, two of its current officers/members and one former officer/member seeking material damages. All three previously worked at the other broker-dealer who alleged they caused others to follow and used confidential information. On April 14, 2016, the Company reached a settlement of this arbitration against the Company. The FINRA arbitration was settled with no payment of claims by either party and each party being responsible for its own attorney's fees and costs.

The Company is not involved in any other FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2016 for potential litigation or settlements

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 11 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has a receivable, debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, HT, totaling $47,364,419 or approximately 78% of total assets at December 31, 2016.

The Company also has securities sold, not yet purchased and a payable to its primary clearing broker-dealer, HT, totaling $49,682,315 or approximately 97% of total liabilities.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016 through February 24, 2017, the date the financial statements were available for issuance.

NATIONAL ALLIANCE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

Computation of Net Capital	
Total Members' capital qualified for net capital	$ 9,556,523
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable-other	41,666
Property and equipment, net	91,897
Other assets	559,845
Other deductions/or charges	131,314
Total deductions and/or charges	824,722
Net capital before haircuts on securities positions	8,731,801
Haircuts on securities:	
Money market funds and certificates of deposit	-
Exempted securities	
U.S. Government obligation	1,082,936
Debt securities	
State and municipal government obligations	1,216,178
Corporate obligations	1,443,256
Other	59,818
Other Securities	
Undue concentration	5,067
Total haircuts on securities	3,807,255
Net Capital	$ 4,924,546
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 195,197
Accrued compensation payable	890,290
State income taxes payable	49,500
Total aggregate indebtedness	$ 1,134,987
Computation of basic Net Capital Requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 4,674,546
Ratio of aggregate indebtedness to net capital	0.23 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by National Alliance Securities, LLC on Form X-17A-5 filed on January 27, 2017. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
National Alliance Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by National Alliance Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting variances between total revenues reported of $7,053 and total interest expense reported of $7,051;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting variances between total revenues reported of $7,053 and total interest expense reported of $7,051; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2800*********************MIXED AADC 220
48723 FINRA DEC
NATIONAL ALLIANCE SECURITIES LLC
515 CONGRESS AVE STE 2410
AUSTIN TX 78701-3512

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 35,751

B. Less payment made with SIPC-6 filed (exclude interest) (15,424)

7-28-16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 20,327

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 10 day of Feb, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,729,031
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	788,863
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 639,940	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	639,940
Total deductions	1,428,803
2d. SIPC Net Operating Revenues	$ 14,300,229
2e. General Assessment @ .0025	$ 35,751
	(to page 1, line 2.A.)

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Members of
National Alliance Securities, LLC:

We have reviewed management's statements, included in the accompanying National Alliance Securities, LLC Exemption Report, in which (1) National Alliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

NATIONAL ALLIANCE SECURITIES, LLC
Exemption Report

February 24, 2017

National Alliance Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, ________Fred Bush__________, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed:____________________
FINOP

NATALLIANCE
SECURITIES

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

February 24, 2017

PMB Helin Donovan, LLP
12301 Research Boulevard
Building V, Suite 160
Austin, Texas 78759

We are providing this letter in connection with your audit of the statement of financial condition of National Alliance Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, members' equity, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. GAAP and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance with U.S. GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probably that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 24, 2017, the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

2) We have made available to you all—

   a) Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared, if any.

3) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing the financial statements except for those matters already communicated to you and disclosed in Note 9 to the financial statements.

   There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions) which require disclosure in the notes to the financial statements except for those matters already communicated to you and disclosed in Note 9 to the financial statements. The Company is involved in several pending FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at

December 31, 2016, as management is unable to estimate the amount or range of possible loss that might result from adverse settlement of these matters.

4) There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

5) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

6) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7) We believe that the effects of the uncorrected misstatements in the financial statements summarized in the attached schedule and aggregated by you during the current engagement, as summarized in Attachment A, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

8) We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a) Management,

   b) Employees who have significant roles in internal controls over financial reporting, or

   c) Others where the fraud could have a material effect on the financial statements.

9) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements received in communications from employees, former employees, analysts, regulators, or others.

10) The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11) The following have been properly accounted for and adequately disclosed in the financial statements:

    a) Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties.

    b) Guarantees, whether written or oral, under which the Company is contingently liable.

    c) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

12) There are no violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency except for those matters already communicated to you and disclosed in Note 9 to the financial statements.

13) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

14) There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *FASB Accounting Standards Codification 450, Contingencies.*

15) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

16) The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17) The Company has represented to you the following fair value measurements and disclosures:

  a) The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.

  b) The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.

  c) The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.

  d) There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.

18) Receivables from clearing organizations and trading deposits recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance sheet date and have been appropriately reduced to their estimated net realizable value.

19) The carrying amount of cash and cash equivalents, receivable from clearing organization, other assets, and accounts payable, accrued expenses and other liabilities approximated fair market value at December 31, 2016 due to their relatively short maturities and prevailing market terms.

20) There are no securities or investments not readily marketable that are owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

  It is understood that the term securities and investments not readily marketable includes, but is not limited to the following:

  a) Securities for which there is no market on a securities exchange or independent publicly quoted market.

  b) Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

  c) Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

21) The methods and significant assumptions used to determine fair values of financial instruments are as follows:

  a) Securities with readily determinable market values are valued based on quoted market prices.

b) Securities with limited market activity for which quoted market values are not readily determinable are valued based on management's best estimate, which may include dealer price quotations and price quotations for similar instruments traded.

22) The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements.

23) The Company does not owe the PCAOB outstanding past-due accounting support fees.

24) All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2016, if applicable. We have fully disclosed to you all borrowing arrangements of which we are aware.

25) With respect to the supplemental information accompanying the audited financial statements:

a) The Company acknowledges and understands its responsibility for the fair presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

b) The supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

c) The methods of measurement or presentation have not changed from those used in the prior period.

d) The Company believes the supplementary information complies, in all material respects, with the regulatory requirements or other applicable criteria in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

e) There were no significant assumptions or interpretations underlying the presentation of the supplementary information

f) The Company will make the audited financial statements readily available to the intended users of the schedule no later than the issuance date by the Company of the supplementary information and the auditor's report thereon.

26) To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

27) The Company, at December 31, 2016, had:

a) No securities exchange memberships.

b) Properly recorded all participation in joint accounts carried by others.

c) No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d) No open contractual commitments other than those appearing on the memo books and records; for example, when –distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e) No borrowings or claims.

f) No liabilities subordinated to the claims of general creditors.

28) Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a) The concentration exists at the date of the financial statements.

b) The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c) It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

29) There are no capital withdrawals anticipated within the next six months.

30) There are no material weaknesses or inadequacies at December 31, 2016, or during the period January 1, 2016 to the date of the audit report, in internal control and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

31) We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We believe that our practices and procedures as described above were adequate at December 31, 2016 to meet thc SEC's objectives.

There have been no significant changes in internal control since December 31, 2016.

32) Net capital computations, prepared by the Company during the period from January 1, 2016, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

33) With respect to the exemption report provided to the SEC:

a) We acknowledge our responsibility for compliance with the identified exemption provisions throughout 2016 and the assertions provided.

b) We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your review report; and

c) There were, subsequent to the period addressed in the broker's or dealer's assertions, no known events or other factors that might significantly affect our compliance with the identified exemption provisions.

34) We acknowledge our responsibility for presenting the computation net capital and aggregate indebtedness schedule in accordance with U.S. generally accepted accounting principles, and we believe the computation net capital and aggregate indebtedness schedule, including the form

NATALLIANCE
SECURITIES

and content, is fairly presented in accordance with U.S. generally accepted accounting principles. The methods of measurement and presentation of the computation net capital and aggregate indebtedness schedule has not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

National Alliance Securities, LLC

Mark Salter, Chief Executive Officer and President

Fred Bush, Chief Financial Officer and FinOp

P.O. Box 202260
Austin, TX 78759
pmbhd.com

PMB Helin Donovan

T 512.258.9670
F 512.258.5895

February 24, 2017

To the Members Of
National Alliance Securities, LLC

We have audited the financial statements of National Alliance Securities, LLC (the "Company") as of and for the year ended December 31, 2016. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated October 27, 2016, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered in connection with our retention as the auditors of the Company.

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures: Management override of internal controls and revenue recognition.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

There were no changes made to our planned audit strategy and to the significant risks originally identified during the performance of risk assessment procedures.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during 2016. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The revenue recognition accounting policy and practices are considered the most critical. In addition, the fair value of investment securities are also critical.

During the year ended December 31, 2016, it was noted that management recorded principal repayments as interest income to match the reporting from its clearing broker . Our interpretation is this treatment caused interest income to be overstated and trading revenue to be understated by approximately $5.4 million for the year ended December 31, 2016 resulting in an overstatement of unrealized losses on securities at December 31, 2016 (amount estimated at $1.5 to $2.5 million). We recommend that management evaluate processes and controls to recognize principal repayments in the future separate from interest income to ensure proper presentation of the income statement and balance sheet.

Based on our assessment (and agreement from management) this adjustment is primarily a reclassification between interest income and trading revenue. There is not significant impact on total revenue, net income, net capital or the carrying value of investment securities.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimate affecting the financial statements is the fair value of financial instruments. Disclosures about the fair value of financial instruments can be found in Note 3. We evaluated the key factors and assumptions used to develop the estimate and determined that it is reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the Company's financial statements relate to: revenue recognition, commitments and contingencies, net capital requirements, and fair value estimates.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual

transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.
The following is the basis for our conclusions regarding the reasonableness of management's critical accounting estimates: evaluation of the consistency of and rationale of assumptions used by management.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with accounting principles generally accepted in the United States of America.

We did not identify any new accounting pronouncements applicable to the entity.

We did not identify any alternative accounting treatments permissible under accounting principles generally accepted in the United States of America for policies and practices related to material items that are applicable to the entity.

Independence

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and its affiliates and the Company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships between PMB Helin Donovan, LLP and the Company that may reasonably be thought to bear on our independence.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing the Company's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern
Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

Uncorrected and Corrected Misstatements
For the purposes of this letter, professional standards require that we provide to you a schedule of uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. These audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

See the attached schedule of uncorrected misstatements (Exhibit A) at and for the year ended December 31, 2016. The Company also recorded a reclassification entry that reduced interest income and increased trading revenues by approximately $5.4 million.

Material Written Communications

We have had not other material written communications with management. We have requested certain representations from management that are included in the management representation letter dated February 24, 2017 (Exhibit B).

Departure from the Auditor's Standard Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the Company's financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements of to the financial statements themselves.

PMB Helin Donovan

This report is intended solely for the information and use of the Members and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very Truly Yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

National Alliance Securities, LLC
Summary of Uncorrected Misstatements
December 31, 2016

Exhibit A

AJE #	Account Name (Financial Statement Caption Level)	Debit	Credit	Increase (decrease) Statement of Operations Revenue	Statement of Operations Expenses	Statement of Financial Condition Assets	Statement of Financial Condition Liabilities	Statement of Financial Condition Equity
1	State tax accrual	$ 42,934		$ -	$ -	$ -	$ (42,934)	$ -
	Prepaid expenses		$ 4,231	-	-	(4,231)	-	-
(P)	State income taxes		38,703	-	(38,703)	-	-	-
	(To true up the state income tax accrual at year end)	42,934	42,934					
				$ -	$ (38,703)	$ (4,231)	$ (42,934)	$ -
			December 31, 2016 balances	15,089,092	14,162,290	60,377,312	50,820,789	9,556,523
			Impact of uncorrected misstatements	0.00%	-0.27%	-0.01%	-0.08%	0.00%

(F) Factual
(P) Projected
(J) Judgmental

Net income	$	926,802
Impact to net income		4.18%
Net capital as reported	$	4,924,546
Net capital if adjusted	$	4,924,546